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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB/A
AMENDMENT NO. 3
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Joint Stock Company Polymetal (“Polymetal”)
(Name of Subject Company)
Not applicable
(Translation of Subject Company’s Name into English (if applicable))
Russian Federation
(Jurisdiction of Subject Company’s Incorporation or Organization)
PMTL Holding Ltd
(Name of Person(s) Furnishing Form)
Polymetal Shares, with a nominal value of 1 Ruble
Global Depositary Receipts, each representing 1 Polymetal Share
(Title of Class of Subject Securities)
Polymetal Shares: Not Applicable
Global Depositary Receipts: 731789202 (Reg S)/731789103 (144A)
(CUSIP Number of Class of Securities (if applicable))
Menelaos Sazos
Arch. Makariou III 155
PROTEAS House, 5th Floor
Limassol, Cyprus 3026
Telephone: 011 357 25 849 111
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:
Don Guiney
Freshfields Bruckhaus Deringer LLP
65 Fleet Street
London EC4Y 1HS
United Kingdom
Telephone: 011 44 20 7936 4000
October 3, 2011
(Date Tender Offer/Rights Offering Commenced)
* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.
SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I—INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Item 2. Information Legends
PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART IV—SIGNATURES
EX-99.14
EX-99.15
EX-99.16
EX-99.17
EX-99.18
EX-99.19
EX-99.20

PART I—INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents

Exhibit
Number	Description

99.1*	Institutional Share Swap Facility Offer Document

99.2*	Regulation S GDR Form of Acceptance

99.3*	Rule 144A GDR Form of Acceptance and Certification

99.4*	Share Form of Acceptance

* previously filed with the Securities and Exchange Commission
Item 2. Informational Legends
The Institutional Share Swap Facility is made for the securities of a company incorporated outside the United States and is subject to disclosure requirements of a foreign country that are different from those of the United States.
Some of the financial statements included in the Additional Information Document have been prepared in accordance with International Financial Reporting Standards, which are not comparable to US generally accepted accounting principles, as adopted by United States companies.
It may be difficult for US holders of New Polymetal Shares to enforce their rights and any claim they may have arising under the US federal securities laws, since Polymetal International PLC is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. US holders of New Polymetal Shares may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a company incorporated outside the United States and its affiliates to subject themselves to a US court’s judgment.
US holders of Polymetal Securities should be aware that PMTL Holding Ltd and its affiliates may purchase securities otherwise than under the Institutional Share Swap Facility, such as in open market or privately negotiated purchases.
PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit
Number	Description

99.5*	“Notice of Material Fact” Announcement, dated September 30, 2011

99.6*	Additional Information Document, dated September 30, 2011

99.7*	Announcement of offer to acquire up to 100% of the issued and outstanding share capital of Joint Stock Company Polymetal, dated September 30, 2011

99.8*	Polymetal International ISSF Presentation dated September 30, 2011

99.9*	Announcement of publication of the Additional Information Document dated October 3, 2011

99.10*	Polymetal International ISSF Brochure dated October 10, 2011

99.11*	Announcement of Q3 2011 production results dated October 11, 2011

99.12*	Polymetal Q3 2011 production results dated October 13, 2011

99.13*	Announcement of holdings in the Company dated October 14, 2011

99.14	Corrections to the Additional Information Document dated October 19, 2011.

99.15	Announcement of corrections to the Additional Information Document dated October 19, 2011

99.16	ISSF Update Announcement dated October 19, 2011

99.17	Announcement of Holdings in the Company dated October 20, 2011

99.18	Announcement of Holdings in the Company of Powerboom Investments Limited dated October 20, 2011

99.19	Announcement of Holdings in the Company of Pearlmoon Limited dated October 20, 2011

99.20	Announcement of Holdings in the Company of Vitalbond Limited dated October 20, 2011

* previously filed with the Securities and Exchange Commission
PART III—CONSENT TO SERVICE OF PROCESS
A written irrevocable consent and power of attorney on Form F-X has been filed by PMTL Holding Limited with the Securities and Exchange Commission concurrently with the furnishing of the Form CB on September 30, 2011.
PART IV—SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POLYMETAL

By:	/s/ Christakis Sylitziotis

Name: Mr. Christakis Sylitziotis
Title: Director
Date: October 20, 2011